                                                                   EXHIBIT 12.1

                             THE CHUBB CORPORATION

         COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
                     (in millions except for ratio amounts)



                                                                                                                      Three Months
                                                            Year Ended December 31,                                       Ended
                                                                                                                         March 31,
                                                  1998        1999           2000           2001           2002            2003
                                                --------    --------       -------        --------       ---------     -------------
Income (loss) from continuing  operations
  before provision for income taxes ........... $  849.7    $  710.1       $ 851.0        $  (66.0)     $   168.4      $   282.2

Less:
  Income (loss) from equity investees .........       --         0.4          (6.6)           (9.3)          (6.1)          25.8

Add:
  Interest expensed ...........................     28.9        48.5          52.9            55.0           83.8           28.3
  Capitalized interest amortized or expensed ..     21.8         8.3           9.4            10.7           14.2            1.7
Portion of rents representative of
  the interest factor .........................     29.1        28.1          30.0            32.6           37.2            9.5
Distributions from equity investees ...........       --         2.2           1.6             2.3           12.4            3.5
                                                --------    --------       -------        --------      ---------      ---------
    Income as adjusted ........................ $  929.5    $  796.8       $ 951.5        $   43.9(1)   $   322.1(2)   $   299.4
                                                ========    ========       =======        ========      =========      =========
Fixed charges:
  Interest expensed ........................... $   28.9    $   48.5       $  52.9        $   55.0      $    83.8      $    28.3
  Capitalized interest ........................       --          --            --             2.3            3.6             --
  Portion of rents representative of the
    interest factor ...........................     29.1        28.1          30.0            32.6           37.2            9.5
                                                --------    --------       -------        --------      ---------      ---------
      Fixed charges ........................... $   58.0    $   76.6       $  82.9        $   89.9      $   124.6      $    37.8
                                                ========    ========       =======        ========      =========      =========

Ratio of consolidated earnings to
  fixed charges ...............................    16.03       10.40         11.48            0.49(1)        2.59(2)        7.92
                                                ========     =======       =======        ========      =========      =========

(1) For the year ended December 31, 2001, consolidated earnings were not sufficient to cover fixed charges by $46.0 million. Consolidated earnings for the period, as defined, reflect a $635.0 million loss before income taxes from the September 11 attack in the United States and net surety bond losses before income taxes of $220.0 million arising from the bankruptcy of Enron Corp.

(2) Consolidated earnings, as defined, for the year ended December 31, 2002 reflect net losses of $700.0 million before income taxes recognized in the third and fourth quarters related to asbestos and toxic waste claims and a reduction in net surety losses of $88.0 million before income taxes resulting from the settlement of litigation related to Enron Corp.